UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  63935 Q 10 0
                                 (CUSIP Number)

                                 Michael Ueltzen
                        Republic Electronics Corporation
                                5801 Lee Highway
                               Arlington, VA 22207
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         63935 Q 10 0                              Page 2 of 7 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Republic Electronics Corporation ("Republic")
         Michael Ueltzen ("Ueltzen")

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[  ]   (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Republic - State of Virginia
           Ueltzen - United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            Republic - 0
                                            Ueltzen - 25,000

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            Republic - 300,000
                                            Ueltzen - 300,000 (represents amount
                                                              owned by Republic)


 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            Republic - 0
                                            Ueltzen - 25,000

 PERSON  WITH                         10  SHARED DISPOSITIVE POWER
                                            Republic - 300,000
                                            Ueltzen - 300,000 (represents amount
                                                              owned by Republic)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Republic - 300,000
                  Ueltzen - 325,000 (includes amount owned by Republic)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 [    ]

[PG NUMBER]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Republic - 6.9%
                Ueltzen - 7.5% (includes amount owned by Republic)

14       TYPE OF REPORTING PERSON*          Republic - CO
                                            Ueltzen - IN

[PG NUMBER]


Item 1.  Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2340 Garden Road, Suite 102, Monterey, California 93940.

Item 2.  Identity and Background.

     The  Reporting   Persons  are  making  this  statement   pursuant  to  Rule
13d-1(e)(1).

          (a)  Name:

               Republic Electronics Corporation ("Republic")
               Michael Ueltzen ("Ueltzen")

          (b)  Residence or business address:

               Republic: 5801 Lee Highway
               Arlington, VA 22207

               Ueltzen: 5801 Lee Highway
               Arlington, VA 22207

               The name, business address and principal occupation or employment of the executive officers, directors and controlling persons of Republic, besides Ueltzen, are set forth on Schedule I.

          (c) Republic is a Virginia corporation. Ueltzen is the Chief Executive Officer, President and majority shareholder of Republic. Ueltzen became a director of the Issuer on August 14, 2001.

          (d) Neither Republic nor Ueltzen, nor, to the best knowledge of the Reporting Persons, any person listed on Schedule I, has been convicted in a criminal proceeding in the last five years.

          (e) Neither Republic nor Ueltzen, nor, to the best knowledge of the Reporting Perosns, any person listed on Schedule I, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Republic was organized under the laws of the State of Virginia. Ueltzen is a United States citizen. Each person listed on
               Schedule I is a United States citizen.

[PG NUMBER]

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4 hereof.

Item 4.  Purpose of Transaction.

     On November 4, 2002, Republic purchased 50,000 shares of Common Stock of the Issuer in a privately negotiated transaction with a third party at a purchase price of $.30 USD per share (the "Purchase Price"). Republic used working capital to pay the Purchase Price.

     Subject to and depending upon the availability of prices deemed favorable by them, the Reporting Persons may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Persons may determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

     As a director of the Issuer, Ueltzen considers plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Issuer, acquiring complementary product lines and/or entering new market regions. These business combinations may include mergers and acquisitions of businesses or technologies, as well as strategic technology and marketing alliances. As a director, Ueltzen also will consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Republic has no independent present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) (I) Republic owns 300,000 shares of Common Stock, which represent 6.9% of the total shares of Common Stock of the Issuer outstanding as of November 4, 2002.

     The percentage for Republic was calculated using as the denominator the 4,326,988 outstanding shares of Common Stock as of August 31, 2002, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2002.

     (II) Ueltzen beneficially owns 325,000 shares of Common Stock, which represent 7.5% of the total shares of Common Stock of the Issuer outstanding as of November 4, 2002. Such amount includes the shares of Common Stock owned by Republic.

     The percentage for Ueltzen was calculated using as the denominator (i) the 25,000 shares of Common Stock issuable upon the exercise of the Option (as such term is hereinafter defined) described in Item 6 hereof and (ii) the 4,326,988 outstanding shares of Common Stock as of August 31, 2002, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2002.

     (b) Republic and Ueltzen have shared voting and dispositive power with respect to the 300,000 shares of Common Stock owned by Republic. Ueltzen has sole voting and dispositive power with respect to the 25,000 shares of Common Stock issuable upon the exercise of the Option described in Item 6 hereof.

     (c) See Item 4 hereof.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On December 11, 2001, the Issuer granted Ueltzen an option to purchase up to 25,000 shares of Common Stock of the Issuer at an exercise price of $.37 USD per share (the "Option"). The Option vests to the extent of 6,250 shares on each of March 11, 2002, June 11, 2002, September 11, 2002 and December 11, 2002 and expires on December 11, 2011.

Item 7.  Material to be Filed as Exhibits.

         (1)    Agreement among Reporting Persons.

         (2) Stock Option Agreement, dated December 11, 2001, between Ueltzen and the Issuer.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 15, 2002


                                 REPUBLIC ELECTRONICS CORPORATION

                              By: /s/ Michael Ueltzen
                                 --------------------------
                                 Michael Ueltzen, Chief Executive Officer

                                  /s/ Michael Ueltzen
                                 --------------------------
                                 Michael Ueltzen

                                    EXHIBIT 1

     The undersigned agree that the Schedule 13D filing to which this Agreement is attached is filed on behalf of each one of them.



Dated: November 15, 2002                REPUBLIC ELECTRONICS CORPORATION

                                     By: /s/Michael Ueltzen
                                        --------------------------------
                                        Michael Ueltzen, Chief Executive Officer


                                        /s/Michael Ueltzen
                                        --------------------------
                                        Michael Ueltzen


                                   SCHEDULE I

         Executive Officers, Directors and Controlling Persons of Republic Electronics Corporation (excluding Michael Ueltzen)


---------------------------------------- ------------------------------------- -------------------------------------
Name                                     Business Address                      Present Principal Occupation or
                                                                               Employment
---------------------------------------- ------------------------------------- -------------------------------------
Robert R. Rissland                       5801 Lee Highway                      Director and Executive Vice
                                         Arlington, VA 22207                   President of Republic Electronics
                                                                               Corporation
---------------------------------------- ------------------------------------- -------------------------------------
Barbara A. Gosch                         5801 Lee Highway                      Director and Vice President of
                                         Arlington, VA 22207                   Finance of Republic Electronics
                                                                               Corporation
---------------------------------------- ------------------------------------- -------------------------------------

